 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )1

Esperion Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

29664W105
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,636,977*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,636,977*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,636,977*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.3%
14.	TYPE OF REPORTING PERSON		PN

* Includes shares issuable upon exercise of Warrants.

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	36,446*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	36,446*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		36,446*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.2%
14.	TYPE OF REPORTING PERSON		PN

* Includes shares issuable upon exercise of Warrants.

CUSIP No. 29664W105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Associates, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	21,471
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	21,471
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		21,471
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%
14.	TYPE OF REPORTING PERSON		OO

CUSIP No. 29664W105
SCHEDULE 13D

Item 1.            Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Esperion Therapeutics, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 3891 Ranchero Drive, Suite 150, Ann Arbor, MI 48108.

Item 2.            Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Domain Partners VII, L.P., a Delaware limited partnership ("DP VII"), DP VII Associates, L.P., a Delaware limited partnership ("DP VII A"), and Domain Associates, LLC, a Delaware limited liability company ("DA") (each, a "Reporting Person" and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of DP VII and DP VII A is that of a private investment partnership. The sole general partner of DP VII and DP VII A is One Palmer Square Associates VII, LLC, a Delaware limited liability company (“OPSA VII”). The principal business of OPSA VII is that of acting as the general partner of DP VII and DP VII A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, and Nicole Vitullo are the managing members of OPSA VII.

The principal business of DA is that of a venture capital management company. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar are the managing members of DA.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, LLC., One Palmer Square, Princeton, New Jersey 08542.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.            Source and Amount of Funds or Other Consideration.

On October 21, 2014, DP VII purchased 500,000 shares of Common Stock in an underwritten public offering by the Issuer (the “Follow-On Offering”), at a purchase price of $20 per share, or an aggregate purchase price of $10,000,000.  The source of such funds was the working capital of DP VII, received from capital contributions made to DP VII by its partners for investment purposes.

CUSIP No. 29664W105

Item 4.            Purpose of Transaction.

DP VII purchased additional Common Stock of the Issuer for investment purposes.  Nicole Vitullo is a Director of the Issuer and is a managing member of  OPSA VII and DA, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.            Interest in Securities of the Issuer.

The information below is based on 19,695,003 shares of Common Stock outstanding after the completion of the Follow-On Offering, as reported in the Issuer’s Final Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014, and gives effect to the exercise of all Warrants held by the Reporting Persons..

(a)  DP VII directly beneficially owns 2,636,977 shares of Common Stock, or approximately 13.3% of the Common Stock outstanding.  DP VII A directly beneficially owns 36,446 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.  OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities that are directly beneficially owned by DP VII and DP VII A.

DA directly beneficially owns 21,471 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(b)  The managing members of OPSA VII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VII and DP VII A.  The managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DA.  Each of the managing members of OPSA VII and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VII and/or DA, in the securities owned by DP VII, DP VII A and/or DA.

(c)  Except as described in this statement, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)  Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)  Not applicable.

CUSIP No. 29664W105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Follow-On Offering, the Issuer entered into a lock-up agreement with its directors (including Nicole Vitullo) and executive officers, pursuant to which they agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Issuer’s Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer’s Common Stock, whether any of the transactions are to be settled by delivery of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, for a period of 90 days after October 15, 2014.  Certain of the Issuer’s existing stockholders (including the Reporting Persons) entered into similar lock-up agreements covering a period of 30 days after October 15, 2104.  The Form of Lock-Up Agreement is Exhibit B hereto, and any description thereof is qualified in its entirety by reference thereto.

Item 7.            Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Form of Lock-up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 16, 2014).

CUSIP No. 29664W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2014

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 29664W105
Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 30, 2014

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member